Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AGILE THERAPEUTICS, INC.

Agile Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY THAT:

FIRST:  The Board of Directors (the “Board”) of Agile Therapeutics, Inc. (the “Corporation”), at a meeting of the Board duly called and held on May 5, 2014, duly adopted the following resolution setting forth a proposed amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and calling for consideration thereof by the stockholders of the Corporation.  The Second Amended and Restated Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on July 18, 2012.  A Certificate of Correction to Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 17, 2014.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Second Amended and Restated Certificate of Incorporation of Agile Therapeutics, Inc., as amended, shall be amended as set forth on Exhibit A hereto.

SECOND:  Thereafter, in accordance with a resolution adopted by the Board, the Corporation submitted the proposed amendment to the stockholders for approval in accordance with the DGCL, and the following stockholders of the Corporation voted in favor of the amendment:  (i) the holders of a majority of the outstanding shares of all classes of capital stock of the Corporation, voting together as a single class, and (ii) the holders of a majority of the outstanding shares of the Series A-1 Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Corporation, voting together as a single class and on an as-converted basis.

THIRD:  The amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.  With respect to such adoption, written consent has been given by the stockholders of the Corporation in accordance with the provisions of Section 228 of the DGCL and written notice has been given as provided in such Section 228.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed this 7th day of May, 2014.

AGILE THERAPEUTICS, INC.

By:	/s/ Al Altomari
Name: Al Altomari
Title: CEO

EXHIBIT A

The Second Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”) is hereby amended as follows:

1.                                      The first sentence of Article Fourth of the Certificate is hereby amended and restated in its entirety so as to read as follows:

“The aggregate number of shares of stock that the Corporation shall have the authority to issue is 25,605,721, of which 18,000,000 shares are Common Stock with a par value of $.0001 per share (the “Common Stock”), and 7,605,721 shares are Preferred Stock with a par value of $.0001 per share (the “Preferred Stock”).”

2.                                      The following new paragraph shall be added immediately following the third paragraph of Article Fourth of the Certificate:

“Effective upon the time that the Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation that is being filed by the Corporation with the Secretary of State of the State of Delaware on May 7, 2014 becomes effective pursuant to the DGCL (the “Effective Time”), every share of the Corporation’s Common Stock that was authorized and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be and is hereby automatically reclassified and changed (without any further act by any stockholder or any other person) into 1.40 fully-paid and nonassessable shares of Common Stock (the “Stock Split”), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation.  The Corporation shall not issue any fractional shares of Common Stock in the Stock Split.  All shares of reclassified Common Stock that are held by a stockholder shall be aggregated subsequent to the Stock Split.  If, after taking into account such aggregation of shares held by a stockholder, the Stock Split would result in the issuance of any fractional share, such fractional share shall instead be rounded up to the nearest whole share.  The par value of each share of Common Stock shall not be adjusted in connection with the Stock Split.  At the Effective Time, the certificates representing the shares of Old Common Stock shall be deemed cancelled and shall not be recognized as outstanding on the books of the Corporation.  All of the outstanding share amounts, amounts per share and per share numbers for the Common Stock set forth in the Corporation’s Second Amended and Restated Certificate of Incorporation shall be appropriately adjusted to give effect to the Stock Split, as applicable.  In addition, the adjustment provisions of Section III(h)(vii) shall be applicable to the Preferred Stock as a result of the Stock Split.”

3.                                      The first sentence of Section III(d)(i) of Article Fourth of the Certificate is hereby amended and restated in its entirety so as to provide as follows:

“Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price: (A) effective following the Stock Split and

A-1

immediately prior to the initial closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or any comparable statute then in force, covering the offer and sale of Common Stock for the account of the Corporation to the public (a “Public Offering”) from which the Corporation receives gross proceeds of at least $45,000,000 (a “Qualified Public Offering”); or (B) upon the affirmative vote of the holders of at least a majority of the outstanding Voting Preferred Stock, after first giving effect, if in connection with a Public Offering which is not a Qualified Public Offering, to any adjustment of the Conversion Price for each series of Preferred Stock to which it would otherwise be entitled by virtue of such Public Offering; provided, that in no event shall the Series C Preferred Stock be subject to such conversion unless the Requisite Series C Holders are part of such majority vote.”

A-2